Finisar Corporation
1389 Moffett Park Drive, Sunnyvale, California 94089

January 30, 2018

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended April 30, 2017
Form 10-Q for the Fiscal Quarter Ended October 29, 2017
File No. 000-27999
Dear Ms. Ravitz:
This letter will respond to your letter dated January 19, 2018 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended April 30, 2017 and our quarterly report on Form 10-Q for the fiscal quarter ended October 29, 2017. For convenience, the Staff's comments are set forth below, followed by our response.
* * * * *
Form 10-K for the fiscal year ended April 30, 2017
Revenues, page 27

1.
While we note from page 11 your general disclosure that the market for your products is characterized by declining average selling prices, we note the discussions from your conference call on June 7, 2017 and on December 7, 2017 regarding what appears to be known annual price reductions of 10% to 15%, or more, in your datacom and telecom products. In future filings, disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or gross profit.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

2.
We note your disclosure that your Datacom and Telecom revenues increased during the fiscal year due to increased market demand for certain of your products. As requested by comment 1 in our letter to you dated December 17, 2015, in future filings, to the extent material to an understanding of your revenues and gross margin, please address the impact of changes in prices, volume or other drivers for each of your product groups. Further, please quantify the amounts of any significant offsetting factors and disclose the reason for each material factor causing the aggregate change.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

Form 10-Q for the fiscal quarter ended October 29, 2017
Results of Operations, page 16

3.
We note your statements on your December 7, 2017 conference call that revenues from your datacom products decreased primarily due to lower demand for 10-gig and below transceivers, 40-gig QSFP transceivers and 100-gig CFP Ethernet transceivers that was partially offset by increases in sales of 100-gig QSFP28 transceivers as well as new revenues from VCSEL arrays for 3D sensing, and that sales of telecom products were primarily driven by lower revenues from your Chinese OEM customers. In your future filings, disclose all material reasons for changes in your revenues and disclose material changes in your revenues attributable to the introduction of new products or services.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

Gross Profit, page 17

4.
We note that your gross profit for the three months ended October 29, 2017 was down 28% compared to the three months ended October 30, 2016. We note your disclosure that gross margins decreased for the periods presented primarily due to a decline in your average selling prices for your products. In your future filings, disclose all material reasons for changes in your gross profits and gross margin, not just the primary ones, and disclose the reasons driving each material change.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

Liquidity and Capital Resources, page 18

5.
We note from your statements on your December 7, 2017 conference call that you may have up to $140 million of capital expenditures planned during the next year. In future filings, disclose material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

Response:
We acknowledge the Staff's comment and will revise our future filings accordingly.

* * * * *

In connection with our response to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.
Very truly yours,

/s/ Christopher Brown
Christopher E. Brown, Esq.
Executive Vice President, Chief Counsel and Secretary

cc:	Michael E. Hurlston, Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
Kurt Adzema, Executive Vice President, Finance and Chief Financial Officer, Finisar Corporation
Aftab Jamil, BDO USA, LLP
David Makarechian, O'Melveny & Myers LLP